Exhibit B
VOCALTEC COMMUNICATIONS LTD AND SUBSIDIARIES
Managements’ Discussion and Analysis of Operations and Financial Condition
This Management’s Discussion and Analysis of Operations and Financial Condition should be read in conjunction with our unaudited consolidated financial statements as of September 30, 2010 and for the nine month periods ended September 30, 2010 and 2009. This Management’s Discussion and Analysis of Operations and Financial Condition contain forward-looking statements, the accuracy of which involves risk and uncertainties. We use words such as “anticipates,” “believes,” “plans,” “expects,” “future,” “intends,” “estimates,” “projects,” and similar expressions to identify forward-looking statements. Readers should not place undue reliance on these forward-looking statements, which apply only as of the date of this report. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons. Factors that might cause or contribute to such differences include, but are not limited to those discussed under the section entitled “Risk Factors” of our Form 6-K filed on July 19, 2010.
Overview
Merger
On July 16, 2010, the Company entered and consummated the Merger Agreement with VocalTec, an Israeli Limited Company and a public operating company listed on NASDAQ. VocalTec provides carrier-class VoIP and convergence solutions for fixed and wireless communication service providers. The combination of patents and softphone and softswitch technology were the primary drivers behind the merger with VocalTec. As a result of the merger with VocalTec, we gained royalty-free access to all VocalTec’s patents and related technology. VocalTec is in the same line of business as us, and we do not expect VocalTec’s future revenues, cost of revenues and operating expenses to have a material impact in our results of operations.
Under the terms of the Merger Agreement, each share of YMax common stock outstanding immediately prior to the consummation of the merger was cancelled, and YMax shareholders received one ordinary share of VocalTec for each 10 shares of YMax common stock (10,562,895 in total), representing in the aggregate approximately 90% of VocalTec’s outstanding shares after the transaction. As a result, this transaction has been accounted for as a reverse acquisition and YMax is the accounting acquirer. VocalTec is the continuing legal entity and parent and YMax is a wholly owned subsidiary of VocalTec. The Company is in the process of completing its estimates of the fair value of the underlying assets and liabilities of VocalTec.
The merger has been accounted for as an acquisition of the net assets of VocalTec by YMax. The historical financial statements of the Company give retroactive effect to the name change and recapitalization of Company as if the ordinary shares issued to YMax shareholders in the merger were outstanding for all periods presented. The ordinary shares held by VocalTec shareholders and the results of VocalTec’s operations have been included in the consolidated financial statements for periods after the date of merger.
Description of Business
VocalTec, is the inventor of voice-over-IP (“VoIP”) and the softphone (magicTalk®). We now combine our first product, the magicJack®, which plugs into a computer, with other patent pending and proprietary technologies provided by various of our subsidiaries, which are designed to provide voice apps on smart phones and a standalone product that has its own CPU that can plug into a regular phone without using a computer. We also have the largest telecommunications footprint in the United States based on the number of states in which we operate with a Competitive Local Exchange Carrier license and by area code availability. Our products and services allow users to make and receive free telephone calls to and from anywhere in the world where the customer has broadband access to the Internet and allows customers to make free calls back to the United States from anywhere legally permitted in the world.

Results of Operations
The following table presents our consolidated results of operations for the periods indicated (in thousands). The consolidated statements of operations below have been expanded to show the composition of our operating revenue and cost of revenues items to enable a more meaningful discussion of our operations.

	Nine Months ended		2010
	September 30,		Compared to
	2010	2009	2009
Operating Revenue
Sale of magicJack®	$50,600	$59,722	$(9,122)	(15.3)%
License renewals	14,754	2,427	12,327	507.9
Shipping and handling	2,773	9,617	(6,844)	(71.2)
magicJack®-related products	1,785	183	1,602	875.4
International prepaid minutes	7,897	4,498	3,399	75.6
Access charges	8,719	5,777	2,942	50.9
Other	4,637	4,078	559	13.7

Total Operating Revenue	91,165	86,302	4,863	5.6

Cost of Revenues
Cost of magicJacks® sold	13,797	16,951	(3,154)	(18.6)
Shipping and handling	1,438	1,815	(377)	(20.8)
Credit card processing fees	2,754	2,108	646	30.6
Network and carrier charges	21,308	18,106	3,202	17.7
Other	3,557	6,764	(3,207)	(47.4)

Total Cost of Revenues	42,854	45,744	(2,890)	(6.3)

Gross Profit	48,311	40,558	7,753	19.1

Operating expenses:
Advertising	25,281	24,171	1,110	4.6
General and administrative	21,432	29,992	(8,560)	(28.5)
Research and development	2,933	4,382	(1,449)	(33.1)

Total operating expenses	49,646	58,545	(8,899)	(15.2)

Operating loss	(1,335)	(17,987)	(16,652)	(92.6)

Other income (expense):
Realized (losses) gains on marketable securities	(437)	3,547	(3,984)	*
Interest and dividend income	833	523	310	59.3
Interest expense	(146)	(1,027)	881	(85.8)
Gain (loss) on extinguishment of debt	234	(563)	797	*
Investment advisory fee	—	(1,115)	1,115	*
Other income, net	19	—	19	*

Total other income	503	1,365	(862)	(63.2)

Net loss before income taxes	(832)	(16,622)	15,790	*
Income tax expense	187	—	(187)	*

Net loss	$(1,019)	$(16,622)	$(15,603)	(93.9)

*	- Not meaningful.
Nine Months Ended September 30, 2010 Compared to Nine Months Ended September 30, 2009
Operating Revenue
Total operating revenue was $91.2 million and $86.3 million for the nine months ended September 30, 2010 and 2009, respectively, representing an increase of $4.9 million, or 5.6%. This increase in revenues was primarily attributable to the following:
•	a $12.3 million increase in renewal revenues as a result of early customers staring to renew their licenses;
•	a $3.4 million increase in revenues from prepaid international minutes as a result of an increase in the number of customers, which resulted in higher sales and usage of prepaid international minutes;
•	a $2.9 million increase in revenues generated by access charges as the number of calls terminated in our switches increased; and
•	a $1.6 million increase in revenues from magicJack®-related products.

These increases in operating revenue were items were partially offset by the following:
•
a $9.1 million decrease in revenues recognized for the sale of magicJack® units as a result of lower sales of magicJack® units, which resulted in the recognition of revenues for a lower number of units and a decrease in the average price of units sold a due to an increasing percentage of magicJack® units being sold to retailers and distributors at wholesale prices as opposed to direct sales to customers at retail prices; and

•
a $6.8 million decrease in shipping and handling revenues primarily as a result of an increasing percentage of magicJack® units being sold to retailers and distributors as opposed to direct sales to customers.

In the nine months ended September 30, 2010 and 2009, sales of the magicJack® through retail outlets represented approximately 73% and 63%, respectively, of sales of the magicJack®. For the same periods, direct sales represented approximately 27% and 37%, respectively, of sales of the magicJack®.
For the nine months ended September 30, 2010, two customers, RadioShack and Best Buy, each accounted for accounted approximately 11% and 10%, respectively, of our total operating revenue. For the nine months ended September 30, 2009, no customer accounted for greater than 10% of our total operating revenue.
Cost of Revenues
Total cost of revenues was $42.9 million and $45.7 million for the nine months ended September 30, 2010 and 2009, respectively, representing a decrease of $2.9 million, or 6.3%. This decrease in cost of sales was primarily attributable to the following:
•
other cost of revenues decreased by $3.2 million primarily due to: (i) reduced costs related to our wholly-owned subsidiary, Stratus, which was acquired in January 2009, and (ii) a decrease in depreciation and amortization expenses allocated to cost of sales as a result of certain fixed assets and intangible assets becoming fully amortized;

•	a $3.2 million decrease in cost of magicJacks® sold as a result of the decrease in units sold;

lower shipping and handling costs primarily as a result of lower shipping and handling costs primarily as a result of an increasing percentage of magicJack® units being sold to retailers and distributors as opposed to direct sales to customers;

These decreases in cost of revenues were partially offset by the following:
•
switches and carrier charges increase by $3.2 million resulting from: (i) a higher number of active magicJack® units, which resulted in higher number of calls made by our customers, and (ii) increased use of prepaid international minutes which resulted in higher international minutes-related charges; and

•
a $0.6 million increase in credit card processing fees as a result of a significant increase in sale of prepaid international minutes and renewals, offset in part by lower direct sales of the magicJack®.

Operating Expenses
Total operating expenses was $49.6 million and $58.5 million for the nine months ended September 30, 2010 and 2009, respectively, representing a decrease of $8.9 million, or 15.2%. This decrease in operating expenses was primarily due to lower personnel-related costs as a result of the nine months ended September 30, 2009 including $19.2 million of the 2009 bonus and reduction in personnel-related cost for one of our wholly-owned subsidiaries, Stratus, as a result of reduced headcount. This decrease in operating expenses was partially offset by: (i) a $3.8 million increase in stock-based compensation as a result of the Company deciding to pay the 2009 bonus by issuing the Company’s common stock in March 2010, (ii) a $2.4 million increase in legal expenses primarily as a result of litigation-related costs and the merger with VocalTec, and (iii) a $0.6 million increase in accounting and audit-related expenses in part due to the merger with VocalTec.

Other Income (Expense)
Total other income (expense) was $0.5 million and $1.4 million for the nine months ended September 30, 2010 and 2009, respectively, representing a decrease of approximately $0.9 million, or 63.2%. This decrease in other income (expense) was due to changes in the items discussed below.
Realized Gains and Losses on Marketable Securities and Investment Advisory Fee
Realized loss on marketable securities for the nine months ended September 30, 2010 was $0.4 million, as compared to a realized gain on marketable securities of $3.5 million in the nine months ended September 30, 2009. We incurred a one-time investment advisory fee of $1.1 million during the nine months ended September 30, 2009, which was paid to Mr. Borislow for investment advisory services.
Interest and Dividend Income
Interest and dividend income was $0.8 million and $0.5 million for the nine months ended September 30, 2010 and 2009, respectively, representing an increase of $0.3 million, or 59.3%. This increase was primarily attributable to higher invested cash balances during the nine months ended September 30, 2010.
Interest Expense
Interest expense was $0.1 million and $1.0 million for the nine months ended September 30, 2010 and 2009, respectively, representing a decrease of $0.9 million, or 85.8%. The decrease in interest expense was primarily attributable to the Company retiring the note issued in connection with our acquisition of Stratus in early 2010. Refer to Note 11, “Debt,” in the Notes to our unaudited consolidated financial statements included elsewhere herein for further details.
Gain (Loss) on Extinguishment of Debt
We recorded a loss on extinguishment of debt of $0.6 million during the nine months ended September 30, 2009 in connection with the conversion of $3.5 million principal amount of notes payable issued to the former shareholders of SJ Labs, which were converted into 300,000 shares of the Company’s common stock, under a January 2009 amendment to the note agreement. SJ Labs is a wholly-owned subsidiary which we acquired in February 2007. On April 12, 2010, the Company paid $3.8 million in full settlement of its liabilities to the sellers of Stratus Technologies Bermuda Ltd., including approximately $0.2 million in accrued interest. This prepayment resulted in the recognition of a gain of approximately $0.2 million. Refer to Note 11, “Debt,” in the Notes to our unaudited consolidated financial statements included elsewhere herein for further details.
Income Tax Expense
Total income tax expense was $0.2 million and $0 for the nine months ended September 30, 2010 and 2009, respectively. Refer to Note 18, “Income Taxes,” in the Notes to our unaudited consolidated financial statements included elsewhere herein for further details on this increase.
Net Loss
As a result of the foregoing items, net loss was $1.0 million and $16.6 million for the nine months ended September 30, 2010 and 2009, respectively, representing a decrease in net loss of $15.6 million.

Liquidity and Capital Resources
Our primary sources of liquidity are cash generated from operations and cash on hand. As of September 30, 2010, we had cash and cash equivalents of $21.4 million, available-for-sale marketable securities of $21.6 million and accounts receivables of $12.7 million. Our accounts payable at September 30, 2010 was $5.4 million.
During the nine months ended September 30, 2010, we generated positive operating cash flows of $15.5 million, as compared to $17.9 million for the nine months ended September 30, 2009. The decrease was primarily attributable to changes in operating assets and liabilities attributable primarily to decreases in deferred bonuses, deferred revenues and accrued expenses. These items were partially offset by a $15.6 million decrease in net loss based on revenue growth, offset in part by smaller percentage increase in costs of sales and operating expenses and an increase in non-cash items, primarily attributable to stock-based compensation related to an increase in the fair value of stock issued in March 2010 for the 2009 bonus and the Company realizing losses on sale of securities in the nine month ended September 30, 2010 as compared to gains on sale of securities during the prior year comparable period.
We currently believe that available funds and cash flows generated by operations will be sufficient to fund our working capital and capital expenditure requirements for at least the next twelve months. If we decide to make future acquisitions, we may require new sources of funding, including additional debt, equity financing or some combination thereof. There can be no assurances that we will be able to secure additional sources of funding or that such additional sources of funding will be available to us on acceptable terms.
Cash Flow
Net cash provided by operating activities was $15.5 million and $17.9 million for the nine months ended September 30, 2010 and 2009, respectively. During the nine months ended September 30, 2010, net cash provided by operating activities was primarily attributable to: (i) a $13.1 million increase in deferred revenues attributable primarily to the increase in sale of renewals, (ii) $10.7 million in non-cash expenses primarily as a result of $5.1 million in stock-based compensation related primarily to an increase in the fair value of stock issued in March 2010 for the 2009 bonus, as well as 3.2 million increase in provision for billing adjustments and $2.1 million for depreciation and amortization expense, (iii) a $1.4 million decrease in deposits and other current assets primarily due to timing of payments and usage of prepaid services, and (iv) a $1.2 million decrease in deferred costs. These items were partially offset by: (i) a $6.3 million increase in accounts receivable primarily due to timing of receipts from our customers, (ii) a $2.0 million decrease in accounts payable primarily due to timing of payments to our vendors, (iii) a $1.7 million decrease in accrued expenses primarily due to payment of legal-related expenses and withholding taxes related to the 2009 bonus, and (iv) a $1.0 million net loss.
During the nine months ended September 30, 2009, net cash provided by operating activities was primarily attributable to: (i) a $19.2 million increase in deferred revenues attributable to the increase in sale of magicJack®, sale of renewals and sale of international prepaid minutes, (ii) a $19.2 million increase in accrued bonuses, (iii) a $1.4 million decrease in inventories, and (iv) a $1.0 million increase in accounts payable. These items were partially offset by: (i) a $16.6 million net loss, (ii) a $5.6 million increase in accounts receivables driven primarily by an increase in sales of magicJack® to retailers and timing of payments, as well as accounts receivables related to our wholly-owned subsidiary, Stratus, which was acquired in January 2009.
Net cash provided by investing activities was $1.3 million for the nine months ended September 30, 2010, as compared to net cash used in investing activities of $12.4 million for the nine months ended September 30, 2009, respectively. Net cash provided by investing activities for the nine months ended September 30, 2010 was primarily attributable to $7.7 million in cash acquired as a result with the merger with VocalTec, partially offset by a $5.4 million net purchase of marketable securities and $1.0 million for purchases of property and equipment, primarily comprised of switches. Net cash used in investing activities for the nine months ended September 30, 2009 was primarily attributable to a $9.9 million net purchase of marketable securities, $1.7 million related to the acquisition of Stratus’ assets and $0.8 million for purchases of property and equipment.

Net cash used in financing activities was $8.8 million and $3.8 million for the nine months ended September 30, 2010 and 2009, respectively. Net cash used in financing activities for the nine months ended September 30, 2010 primarily consisted of $4.8 million in cash used to retire the outstanding amount a note payable due January 2011 with a face value of $5.0 million and $4.0 million used to repurchase ordinary shares in order to settle bonus-related tax withholding liabilities. Refer to Note 11, “Debt,” in the Notes to our unaudited consolidated financial statements included herein for further details. Net cash used in financing activities for the nine months ended September 30, 2009 primarily consisted of $7.2 million related to retirement of notes payable to SJ Labs note holders, partially offset by $2.9 million proceeds from sale of common stock, net of issuance costs, and $0.5 million proceeds for exercise of stock options.
Debt
In April 2010, the Company retired the outstanding amount of its outstanding indebtedness, which was comprised of a note payable due January 2011, totaling $4.9 million. As of September 30, 2010, the Company did not have any outstanding indebtedness. Refer to Note 11, “Debt,” in the Notes to our unaudited consolidated financial statements included herein for further details.